UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

MoneyGram International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,683,058
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,683,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,683,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% (1)
14	TYPE OF REPORTING PERSON HC; CO

_____________________

(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 71,489,709  shares of Common Stock outstanding, which is the sum of (a) 57,834,779 shares of Common Stock outstanding as of December 22, 2011 plus (b) 13,654,930 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 109,239.4718 shares of Series D Participating Convertible Preferred Stock of the Issuer issued to the Reporting Persons pursuant to the Recapitalization Agreement.  The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,307,235
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,307,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,307,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON BD; PN; IA

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,958,851
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,958,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,958,851
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,958,851
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,958,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,958,851
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,363,599
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,363,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,124,599
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,124,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,124,599
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,124,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 176,237
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 176,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,363,599
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,363,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 176,237
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 176,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Onshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,024,970
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,024,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,024,970
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,024,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,024,970
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,024,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Institutional US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 99,366
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 99,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 99,366
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 99,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 99,366
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 99,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GSMP V Offshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,531,485
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,531,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,531,485
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,531,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y208	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,531,485
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,531,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y208

This Amendment No. 6 (this “Amendment No. 6”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, Amendment No. 2 filed May 9, 2011, Amendment No. 3 filed May 23, 2011, Amendment No. 4 filed November 16, 2011 and Amendment No. 5 filed November 28, 2011 (the “Original 13D” and, together with this Amendment No. 6, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), and GSMP V Offshore US, Ltd. (“GSMP Offshore” and, together with the foregoing entities, the “Reporting Persons”).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“The sale by the Reporting Persons of an additional 3,950.0960 shares of Series D Preferred Stock (which shares converted into 493,762 shares of Common Stock) pursuant to the exercise by the Underwriters of the Over-Allotment Option was consummated on December 22, 2011. The Reporting Persons received a price per share of Common Stock of $15.53906 (which is net of underwriting discounts and commissions) for an aggregate amount of $7,672,597.34.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended as follows:

(i)  In connection with the Sale, Subsection (a) is amended and restated in its entirety as follows:

“As of December 22, 2011, GS Group may be deemed to beneficially own an aggregate of 13,683,058 shares of Common Stock, consisting of (i) 109,239.4718 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date,  which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 13,654,930 shares of Common Stock and (ii) 28,128 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 19.1% of the outstanding Common Stock.

As of December 22, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 13,307,235 shares of Common Stock, consisting of (i) 106,232.8824 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 13,279,107 shares of Common Stock and (ii) 28,128 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 18.6% of the outstanding Common Stock.

As of December 22, 2011, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 4,958,851 shares of Common Stock, consisting of 39,670.8119 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 4,958,851 shares of Common Stock, representing in the aggregate approximately 6.9% of the outstanding Common Stock.

As of December 22, 2011, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 4,124,599 shares of Common Stock, consisting of 32,996.7922 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 4,124,599 shares of Common Stock, representing in the aggregate approximately 5.8% of the outstanding Common Stock.

As of December 22, 2011, GS Advisors and GS Parallel may each be deemed to beneficially own an aggregate of 1,363,599 shares of Common Stock, consisting of 10,908.7956 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,363,599 shares of Common Stock, representing in the aggregate approximately 1.9% of the outstanding Common Stock.

As of December 22, 2011, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 176,237 shares of Common Stock, consisting of 1,409.8982 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 176,237 shares of Common Stock, representing in the aggregate approximately 0.2% of the outstanding Common Stock.

As of December 22, 2011, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 1,024,970 shares of Common Stock, consisting of 8,199.7649 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,024,970 shares of Common Stock, representing in the aggregate approximately 1.4% of the outstanding Common Stock.

As of December 22, 2011, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 99,366 shares of Common Stock, consisting of 794.9357 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 99,366 shares of Common Stock, representing in the aggregate approximately 0.1% of the outstanding Common Stock.

As of December 22, 2011, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 1,531,485 shares of Common Stock, consisting of 12,251.8839 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,531,485  shares of Common Stock, representing in the aggregate approximately 2.1% of the outstanding Common Stock.

As of December 22, 2011, THL and Silver Point may be deemed to beneficially own an aggregate of 37,081,388 shares of Common Stock, representing in the aggregate approximately 51.9% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”

(ii) Subsection (c) is amended and restated in its entirety as follows:

“Except as otherwise described herein, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto, during the period from November 24, 2011 to December 22, 2011.”

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2011

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS ADVISORS VI, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSCP VI OFFSHORE ADVISORS, L. L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V INSTITUTIONAL US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-Fact